UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or Section 15(d)
of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): July 30, 2025

Abacus Global Management, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	001-39403 (Commission File Number)	85-1210472 (I.R.S. Employer Identification Number)

2101 Park Center Drive, Suite 200
Orlando, Florida 32835
(800) 561-4148

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:
Title of each class	Trading Symbols	Name of each exchange on which registered
Common stock, par value $0.0001 per share	ABL	The NASDAQ Capital Market LLC
Warrants, each whole warrant exercisable for one share of common stock at an exercise price of $11.50 per share	ABLLW	The NASDAQ Capital Market LLC
9.875% Fixed Rate Senior Notes due 2028	ABLLL	The NASDAQ Capital Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

Item 8.01. Other Events.

On July 30, 2025, Abacus Global Management, Inc., a Delaware corporation (the “Company”), issued a press release announcing the closing of the Company’s previously announced exchange offer (the “Offer”) relating to its outstanding (i) public warrants to purchase shares of common stock of the Company, par value $0.0001 per share (“common stock”), which warrants trade on The Nasdaq Capital Market under the symbol “ABLLW” (the “public warrants”), and (ii) private placement warrants to purchase shares of common stock (the “private placement warrants” and, together with the public warrants, the “warrants”). The Company also announced the closing of the consent solicitation related to the Offer, which solicited consents from holders of the warrants to amend the warrant agreement that governs all of the warrants to permit the Company to require that each warrant that is outstanding upon the closing of the Offer be exchanged for 0.207 shares of common stock, which is a ratio 10% less than the exchange ratio applicable to the Offer (such amendment, the “Warrant Amendment”). The Company issued 4,183,160 shares of common stock in exchange for the warrants tendered in the Offer. A copy of the press release is attached as Exhibit 99.1 and is incorporated by reference herein.

On July 30, 2025, the Company entered into the Warrant Amendment and exercised its right, in accordance with the terms of the Warrant Amendment, to exchange each warrant that is outstanding upon the closing of the Offer for 0.207 shares of common stock per warrant (the “Post-Offer Exchange”). The Company fixed the date for the Post-Offer Exchange as August 14, 2025.

As a result of the completion of the Offer and the Post-Offer Exchange, no warrants will remain outstanding. Accordingly, the public warrants are expected to be suspended from trading on the Nasdaq as of the close of business on August 14, 2025, and will be delisted. The shares of common stock will continue to be listed and trade on the Nasdaq under the symbol “ABL.” Following completion of the Offer, there are approximately 102,050,981 shares of common stock outstanding (an increase of approximately 4% from prior to the closing of the Offer), and following completion of the Post-Offer Exchange there will be approximately 102,555,154 shares of common stock outstanding (an increase of approximately 5% from prior to the closing of the Offer and the Post-Offer Exchange).

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.
Exhibit No.	Description

99.1	Abacus Global Management, Inc. press release, dated July 30, 2025.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Abacus Global Management, Inc.

Date: July 31, 2025	By:	/s/ Jay Jackson
	Name:	Jay Jackson
	Title:	Chief Executive Officer

Exhibit 99.1

Abacus Global Management Announces Successful Completion of Exchange Offer and Consent Solicitation

July 30, 2025

ORLANDO, Fla., July 30, 2025 (GLOBE NEWSWIRE) -- Abacus Global Management, Inc. (“Abacus” or the “Company”) (NASDAQ: ABL), a leader in the alternative asset management space, today announced the completion of its previously announced exchange offer (the “Offer”) and consent solicitation (the “Consent Solicitation”) relating to its (i) outstanding public warrants (the “public warrants”) and (ii) outstanding private placement warrants (the “private placement warrants” and, together with the public warrants, the “warrants”) to purchase shares of common stock, par value $0.0001 per share, of the Company (“common stock”). The Company’s common stock and public warrants are listed on the Nasdaq Capital Market (the “Nasdaq”) under the symbols “ABL” and “ABLLW,” respectively. The Company issued 4,183,160 shares of common stock in exchange for the warrants tendered in the Offer.

On July 30, 2025, the Company and Continental Stock Transfer & Trust Company entered into the related amendment to the warrant agreement governing the warrants (the “Warrant Amendment”). Pursuant to the Warrant Amendment, the Company has exercised its right to exchange each warrant that is outstanding upon the closing of the Offer for 0.207 shares of common stock per warrant, which is a ratio 10% less than the exchange ratio applicable to the Offer (the “Post-Offer Exchange”). The Company has fixed the date for the Post-Offer Exchange as August 14, 2025.

As a result of the completion of the Offer and the Post-Offer Exchange, no warrants will remain outstanding.  Accordingly, the public warrants are expected to be suspended from trading on the Nasdaq as of the close of business on August 14, 2025, and will be delisted. The shares of common stock will continue to be listed and trade on the Nasdaq under the symbol “ABL.” Following completion of the Offer, there are approximately 102,050,981 shares of common stock outstanding (an increase of approximately 4% from prior to the closing of the Offer), and following completion of the Post-Offer Exchange there will be approximately 102,555,154 shares of common stock outstanding (an increase of approximately 5% from prior to the closing of the Offer and the Post-Offer Exchange).

The Company engaged SG Americas Securities, LLC as the dealer manager for the Offer and Consent Solicitation, D.F. King & Co., Inc. as the information agent for the Offer and Consent Solicitation, and Continental Stock Transfer & Trust Company served as the exchange agent for the Offer and Consent Solicitation.

About Abacus

Abacus Global Management (NASDAQ: ABL) is a leading financial services company specializing in alternative asset management, data-driven wealth solutions, technology innovations, and institutional services. With a focus on longevity-based assets and personalized financial planning, Abacus leverages proprietary data analytics and decades of industry expertise to deliver innovative solutions that optimize financial outcomes for individuals and institutions worldwide.

Contacts:

Investor Relations
Robert F. Phillips – SVP Investor Relations and Corporate Affairs
rob@abacusgm.com
(321) 290-1198

David Jackson – Managing Director of Investor Relations
david@abacusgm.com
(321) 299-0716

Abacus Global Management Public Relations
press@abacusgm.com